Exhibit (b)(1)

Execution Version

CONFIDENTIAL

BANK OF AMERICA, N.A.

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

One Bryant Park

New York, NY 10036

November 24, 2015

Pinnacle Foods Finance LLC

399 Jefferson Road

Parsippany, NJ 07054-3707

Attn: Craig Steeneck, Executive Vice President and Chief Financial Officer

Project Slope Commitment Letter

Ladies and Gentlemen:

You have advised Bank of America, N.A. (“Bank of America N.A.”) and Merrill Lynch, Pierce, Fenner & Smith Incorporated (acting through such of its affiliates as it deems appropriate, “MLPFS” and together with Bank of America, N.A., the “Commitment Parties”, “we” or “us”) that Pinnacle Foods Finance LLC (the “Borrower” or “you”), a wholly-owned subsidiary of Peak Finance Holdings LLC (“Holdings”) intends to directly or indirectly acquire all of the outstanding shares of common stock of Boulder Brands, Inc. (the “Target”) through the merger of a newly-created wholly-owned subsidiary of Borrower into the Target (the “Acquisition”), with the Target being the surviving corporation and to consummate the other Transactions described herein (such term and each other capitalized term used but not defined herein having the meaning assigned to such term in the Summary of Principal Terms and Conditions attached hereto as Exhibit A (the “Term Sheet”).

You have further advised the Commitment Parties that, in connection therewith, it is intended that the financing for the Transactions will be in the form of an incremental term loan (the “Term I Loan”) described in the Term Sheet, in an aggregate principal amount of $900.0 million, or such lesser amount as is the maximum amount permitted pursuant to Section 2.14 of the Second Amended and Restated Credit Agreement, dated as of April 29, 2013 (as amended by that certain First Amendment to Second Amended and Restated Credit Agreement, dated as of October 1, 2013, and as further amended, restated, amended and restated or supplemented prior to the date hereof, the “Credit Agreement”), among the Borrower, Holdings and Barclays Bank PLC, as Administrative Agent, Collateral Agent and Swing Line Lender.

In connection with the foregoing, Bank of America N.A. (in such capacity, the “Incremental Lender”) is pleased to advise you of its commitment to provide the entire principal amount of the Term I Loan upon the terms and subject to the conditions set forth or referred to in this commitment letter (including the Term Sheet and other attachments hereto, this “Commitment Letter”).

You hereby appoint MLPFS, and MLPFS hereby agrees to act, as the sole lead arranger and bookrunner for the Term I Loan (in such capacity, the “Lead Arranger”). You may appoint additional agents, co-agents, arrangers, joint bookrunners, managers or confer other titles in respect of the Term I Loan within 10 business days of the date hereof and may allocate up to 70% of the commitments of the Incremental Lender hereunder with respect to the Term I Loan (each such party, an “Additional Agent”) and corresponding compensatory economics in connection with the Term I Loan to such Additional Agents; provided that (a) no more than 7 such Additional Agents may be appointed to positions that will receive “league table credit”, (b) no Additional Agent may be allocated a greater percentage of the commitments or economics in respect of the Term I Loan than is held by the Incremental Lender, (c) such Additional Agents (or their affiliates) shall assume a proportion of the commitments with respect to the Term I Loan that is equal to the proportion of the economics allocated to such Additional Agents (or their affiliates) and the commitment of the Incremental Lender shall be reduced on a dollar for dollar basis by the commitment allocated to such Additional Agents and (d) MLPFS shall appear on the “left” of all marketing and other materials in connection with the Term I Loan and shall have the rights and responsibilities customarily associated with such name placement. It is agreed that no Lender (as defined below) will receive compensation with respect to the Term I Loan outside the terms contained herein and in the fee letter of even date herewith addressed to you providing, among other things, for certain fees relating to the Term I Loan (the “Fee Letter”) in order to obtain its commitment to participate in the Term I Loan unless you and MLPFS so agree. Each such Additional Agent shall deliver customary joinder documentation or enter into an amendment to this Commitment Letter, in either case mutually agreed by you, us and such Additional Agent.

The Lead Arranger reserves the right, prior to or after the execution of the incremental amendment for the Term I Loan (the “Incremental Amendment”), to syndicate all or a portion of the Incremental Lender’s commitment hereunder to a group of banks, financial institutions and other institutional lenders (together with the Incremental Lender, the “Lenders”) identified by the Lead Arranger in consultation with you; provided that, notwithstanding the Lead Arranger’s right to syndicate the Term I Loan and receive commitments with respect thereto, (i) except as set forth above with respect to Additional Agents, no assignment of the commitment of the Incremental Lender on or prior to the date of the initial funding of the Term I Loan (the “Incremental Facility Closing Date”) shall reallocate, reduce or release the Incremental Lender’s obligation to fund its entire commitment in the event any assignee of the Incremental Lender shall fail to do so on the Incremental Facility Closing Date and (ii) except as set forth above with respect to Additional Agents, the Incremental Lender shall retain exclusive control over all rights and obligations with respect to its commitment in respect of the Term I Loan, including all rights with respect to consents, modifications, supplements, waivers and amendments, until the Incremental Facility Closing Date has occurred. Notwithstanding the foregoing, the Lead Arranger will not syndicate to those banks, financial institutions and other institutional lenders and competitors of the Borrower and its Subsidiaries separately identified in writing by you to us prior to the date hereof (collectively, “Disqualified Lenders”). Without limiting your obligations to assist with syndication efforts as set forth below, it is understood that the Incremental Lender’s commitment hereunder is not subject to commencement or completion of syndication of the Term I Loan.

The Lead Arranger intends to commence syndication efforts promptly after your acceptance of this Commitment Letter and as part of its syndication efforts, it is the Lead Arranger’s intent to have Lenders commit to the Term I Loan prior to the Incremental Facility Closing Date. You agree to use commercially reasonable efforts to assist the Lead Arranger in completing a timely syndication that is reasonably satisfactory to it (and in consultation with you) until the date that is the earlier of (a) 60 days after the Incremental Facility Closing Date and (b) the later of the Incremental Facility Closing Date and the date on which a “successful syndication” (as defined in the Fee Letter) is achieved (such earlier date, the “Syndication Date”). Such assistance shall include, but shall not be a condition to our commitment, without limitation, (a) your using commercially reasonable efforts to ensure that any syndication efforts benefit materially from your existing lending and investment banking relationships, (b) direct contact between senior management, representatives and advisors of you and the proposed Lenders at times and locations mutually agreed upon (and your using commercially reasonable efforts to ensure such contact between senior management, representatives and advisors of the Target), (c) delivery by you of a pro forma consolidated balance sheet and related pro forma consolidated statement of income of the Borrower as of and for the twelve-month period ending on the last day of the most recently completed four-fiscal quarter period ended at least 45 days prior to the Incremental Facility Closing Date, prepared in good faith after giving effect to the Transactions as if the Transactions had occurred as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of such other financial statements), (d) assistance by you (and your using commercially reasonable efforts to cause the Target and its subsidiaries to assist) in the preparation of, not later than 10 consecutive business days (calculated in accordance with the Bank Marketing Period provisions as set forth in Exhibit B hereto) prior to the Incremental Facility Closing Date, a customary confidential information memorandum (the “Confidential Information Memorandum”) for the Term I Loan and other customary marketing materials to be used in connection with the syndication, (e) using your commercially reasonable efforts to procure or maintain (at your expense), as the case may be, at least 10 business days prior to the Incremental Facility Closing Date, corporate ratings for the Term I Loan from each of Standard & Poor’s Financial Services LLC (“S&P”) and Moody’s Investors Service, Inc. (“Moody’s”), and a corporate credit rating from S&P and a corporate family rating from Moody’s with respect to the Borrower and (f) the hosting with the senior management of the Target and with the Lead Arranger, of one or more meetings of prospective Lenders at times and locations mutually agreed upon. It is acknowledged and agreed that information and documents relating to the Term I Loan may be transmitted through SyndTrak, Intralinks, the internet, e-mail or similar electronic transmission systems, and, notwithstanding anything herein to the contrary, the Commitment Parties shall not be liable for any damages arising from the unauthorized use by others of information or documents transmitted in such a manner except to the extent caused by the Commitment Parties’ gross negligence, fraud, bad faith or willful misconduct as finally determined by a non-appealable judgment of a court of competent jurisdiction.

The Lead Arranger will, in consultation with you, manage all aspects of any syndication, including decisions as to the selection of institutions to be approached (excluding Disqualified Lenders) and when they will be approached, when their commitments will be accepted, which institutions will participate (excluding Disqualified Lenders), the allocation of the commitments among the Lenders and the amount and distribution of fees among the Lenders. To assist the Lead Arranger in its syndication efforts, you agree promptly to prepare and provide to the Lead Arranger all customary information with respect to you and each of your subsidiaries, the Target, the Transactions and the other transactions contemplated hereby, including all financial information and projections (including financial estimates, forecasts and other forward-looking information, the “Projections”), as the Lead Arranger may reasonably request. Notwithstanding anything to the contrary contained in this Commitment Letter or the Fee Letter, (i) the obtaining of the ratings referenced above shall not constitute a condition to the commitments hereunder or the funding of the Term I Loan on the Incremental Facility Closing Date and (ii) neither the commencement nor the completion of the syndication of the Term I Loan shall constitute a condition precedent to the funding of the Term I Loan on the Incremental Facility Closing Date.

You hereby represent and warrant that (a) all written information concerning Holdings, you and your subsidiaries, and, to the best of your knowledge, the Target (including the Confidential Information Memorandum), other than the Projections or information of a general economic or general industry nature (the “Information”) that has been or will be made available to the Commitment Parties by you or any of your subsidiaries or representatives on your behalf, taken as a whole, does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made (after giving effect to all supplements and updates thereto) and (b) the Projections that have been or will be made available to the Commitment Parties by you or any of your representatives have been or will be prepared in good faith based upon assumptions that are believed by you to be reasonable at the time made and at the time the related Projections are made available to the Commitment Parties; it being understood that any such financial projections are subject to significant uncertainties and contingencies, many of which are beyond your control, that no assurance can be given that any particular financial projections will be realized, that actual results may differ and that such differences may be material. You agree that if, at any time prior to the Syndication Date, you become aware that any of the representations in the preceding sentence would be incorrect in any material respect if the Information and Projections were being furnished, and such representations were being made, at such time, then you will promptly supplement the Information and the Projections so that such representations will be correct in all material respects under those circumstances. In arranging and syndicating the Term I Loan, the Commitment Parties will be entitled to use and rely on the Information and the Projections without responsibility for independent verification thereof. The Commitment Parties will have no obligation to conduct any independent evaluation or appraisal of the assets or liabilities of you, Holdings or any other party or to advise or opine on any related solvency issues.

You hereby acknowledge that (a) the Commitment Parties will make available Information and Projections to the proposed syndicate of Lenders and (b) certain of the Lenders may be “public side” Lenders (i.e. Lenders that do not wish to receive material non-public information with respect to the Borrower, the Target, their respective affiliates and any of their respective securities) (each, a “Public Lender”). You will assist us in preparing an additional version of the Confidential Information Memorandum to be used by Public Lenders. The information to be included in the additional version of the Confidential Information Memorandum will not contain material non-public information concerning the Borrower, the Target, their respective affiliates and any of their respective securities for purposes of United States Federal and state securities laws assuming such laws are applicable (collectively, “MNPI”). You will clearly designate any Information that does not contain MNPI (the “Public Information Materials”) provided to the Commitment Parties by or on behalf of you which is suitable to make available to Public Lenders by clearly and conspicuously marking the same as “PUBLIC”. You acknowledge and agree that the following documents may be distributed to Public Lenders: (a) drafts and final versions of the Incremental Amendment and the Credit Agreement; (b) administrative materials prepared by the Commitment Parties for prospective Lenders (such as a lender meeting invitation, allocations and funding and closing memoranda); and (c) term sheets and notification of changes in the terms and conditions of the Term I Loan. Before distribution of the Confidential Information Memorandum or other customary marketing materials in connection with the syndication of the Term I Loan (a) to prospective Lenders that are not Public Lenders, you shall provide the Commitment Parties with a customary letter authorizing the dissemination of such materials and (b) to prospective Public Lenders, you shall provide the Commitment Parties with (i) a customary letter authorizing the dissemination of Public Information Materials to Public Lenders and (ii) one or more separate letters from you and, if a letter is provided by the Target, from the Target confirming the absence of MNPI therefrom.

As consideration for the commitment of the Incremental Lender hereunder and its agreement to perform the services described herein, you agree to pay the fees set forth in this Commitment Letter and in the Fee Letter. Once paid, such fees shall not be refundable under any circumstances. You acknowledge that we may receive a benefit, including without limitation, a discount, credit or other accommodation, from any of our counsel based on the fees such counsel may receive on account of their relationship with us including, without limitation, fees paid pursuant hereto or pursuant to the Fee Letter.

To ensure an orderly and effective syndication of the Term I Loan, you agree that until the Syndication Date, you will ensure that there shall be no competing offering, placement, arrangement or issuances of debt securities or commercial bank or other credit facilities of Holdings, Borrower or any of their respective subsidiaries (other than the Term I Loan) without the consent of the Lead Arranger if the Lead Arranger reasonably determines that such securities or other financings would materially impair the primary syndication of the Term I Loan.

In addition, the commitment of the Incremental Lender hereunder is subject to the execution and delivery of the Incremental Amendment, which shall be consistent with the Term Sheet and, with respect to any other provisions of the Term I Loan not addressed in the Term Sheet (which provisions shall not impose any new conditions or expand any existing conditions to the commitment hereunder), consistent with the Credit Agreement and the other Loan Documents (as defined in the Credit Agreement) and otherwise satisfactory to you and the Commitment Parties (provided that, notwithstanding anything in this Commitment Letter, the Fee Letter, the Incremental Amendment or any other letter agreement or other undertaking concerning the financing of the Transactions to the contrary, (a) the only representations solely relating to the Target, its subsidiaries and its businesses (as opposed to representations relating to Holdings and its subsidiaries made or deemed made pursuant to Sections 2.14 and 4.02 of the Credit Agreement) the accuracy of which shall be a condition to availability of the Term I Loan on the Incremental Facility Closing Date shall be such of the representations made by the Target in the Merger Agreement (as defined in the Term Sheet) as are material to the interests of the

Lenders, but only to the extent that you have the right to terminate your obligations under the Merger Agreement, or to decline to consummate the Acquisition, as a result of a breach of such representations in the Merger Agreement (to such extent, the “Specified Merger Agreement Representations”) and (b) the terms of the Incremental Amendment shall be in a form such that they do not impair availability of the Term I Loan on the Incremental Facility Closing Date if the conditions set forth herein, in the Term Sheet and in Exhibit B hereto are satisfied). The commitment of the Incremental Lender hereunder and the agreement of the Lead Arranger to perform the services described herein are subject to the other conditions expressly set forth or referred to in the Term Sheet and Exhibit B hereto. This paragraph, and the provisions herein, shall be referred to as the “Incremental Facility Closing Date Conditions Provisions”.

You agree (a) to indemnify and hold harmless the Commitment Parties and each of their respective affiliates and controlling persons and the respective officers, directors, employees, agents, advisors, members and other representatives and successors and assigns of each of the foregoing (each, an “Indemnified Person”) from and against any and all losses, claims, damages, liabilities and expenses (including expenses in connection with any Proceeding (as defined below), joint or several, to which any such Indemnified Person may become subject arising out of or in connection with this Commitment Letter (including the Term Sheet), the Fee Letter, the Transactions, the Term I Loan, the use of the proceeds thereof, or any related transaction or any action, claim, litigation, investigation or proceeding (any of the foregoing, a “Proceeding”) relating to any of the foregoing, regardless of whether any such Indemnified Person is a party thereto or whether a Proceeding is brought by a third party or by you or any of your affiliates, and to reimburse each such Indemnified Person upon demand for any reasonable legal or other reasonable out-of-pocket expenses incurred in connection with investigating or defending any of the foregoing; provided that the foregoing indemnity will not, as to any Indemnified Person, apply to losses, claims, damages, liabilities or related expenses (i) to the extent they have resulted from the willful misconduct, bad faith or gross negligence of such Indemnified Person or any of its affiliates or controlling persons or any of the officers, directors, employees, agents, or members of any of the foregoing (collectively, the “Related Indemnified Persons”), (ii) to the extent arising from a material breach of the obligations of such Indemnified Person or its Related Indemnified Persons and successors of each of the foregoing under this Commitment Letter, the Fee Letter or the Incremental Amendment (in the case of each of preceding clauses (i) and (ii), as finally determined by a non-appealable judgment of a court of competent jurisdiction) or (iii) to the extent arising from any dispute solely among Indemnified Persons other than claims against a Commitment Party in its capacity or in fulfilling its role as an arranger or any similar role in respect of the Term I Loan and other than any claims arising out of any act or omission on the part of you or your affiliates) and (b) to reimburse the Commitment Parties and each Indemnified Person from time to time, upon presentation of a summary statement, for all reasonable and documented out-of-pocket expenses (including but not limited to expenses of the Commitment Parties’ due diligence investigation, syndication expenses, travel expenses and reasonable fees, disbursements and other charges of counsel to the Commitment Parties identified in the Term Sheet and, if necessary, of a single local counsel to the Commitment Parties in each relevant material jurisdiction), in each case incurred in connection with the Term I Loan and the preparation of this Commitment Letter, the Fee Letter and the Incremental Amendment (collectively, the “Expenses”); provided, that you shall not be required to reimburse any of the Expenses in the event the Incremental Facility Closing Date does not occur, except to the extent otherwise provided for in the Fee Letter. Notwithstanding any other provision of this Commitment Letter, no Indemnified Person shall be liable for any damages arising from the use by others of information or other materials obtained through electronic, telecommunications or other information transmission systems, except to the extent such damages are found in a final non-appealable judgment of a court of competent jurisdiction to have resulted from the willful misconduct, bad faith or gross negligence of such Indemnified Person or any of its Related Indemnified Persons. No party hereto shall be liable for any indirect, special, punitive or consequential damages in connection with this Commitment Letter, the Fee Letter or the Transactions (including the Term I Loan and the use of proceeds thereunder); provided that nothing contained in this sentence shall limit your indemnity and reimbursement obligations to the extent set forth in this paragraph (including your indemnity and reimbursement obligations to indemnify us for indirect, special, punitive or consequential damage that are included in any third party claim in connection with which such Indemnified Person is entitled to indemnification hereunder).

You shall not be liable for any settlement of any Proceedings effected without your consent (which consent shall not be unreasonably withheld or delayed), but if settled with your written consent or if there is a final judgment for the plaintiff in any such Proceedings, you agree to indemnify and hold harmless each Indemnified Person from and against any and all losses, claims, damages, liabilities and expenses by reason of such settlement or judgment in accordance with the preceding paragraph. You shall not, without the prior written consent of each applicable Indemnified Person (which consent shall not be unreasonably withheld or delayed), effect any settlement of any pending or threatened Proceedings in respect of which indemnity could have been sought hereunder by such Indemnified Person unless (a) such settlement includes an unconditional release of such Indemnified Person in form and substance reasonably satisfactory to such Indemnified Person from all liability on claims that are the subject matter of such Proceedings and (b) does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any Indemnified Person.

You acknowledge that the Commitment Parties and their affiliates may be providing debt financing, equity capital or other services (including, without limitation, investment banking and financial advisory services, securities trading, hedging, financing and brokerage activities and financial planning and benefits counseling) to other persons in respect of which you may have conflicting interests regarding the transactions described herein and otherwise. Neither the Commitment Parties nor any of their affiliates will use confidential information obtained from you, Holdings or the Target by virtue of the transactions contemplated by this Commitment Letter in connection with the performance by it and its affiliates of services for other companies, and none of the Commitment Parties and their affiliates will furnish any such information to other companies (except as contemplated below). You also acknowledge that none of the Commitment Parties and their affiliates have any obligation to use in connection with the transactions contemplated by this Commitment Letter, to use or to furnish to you or Holdings or your or its affiliates, confidential information obtained by the Commitment Parties and their affiliates from other companies.

You further acknowledge and agree that (a) no fiduciary, advisory or agency relationship between you and the Commitment Parties is intended to be or has been created in respect of any of the transactions contemplated by this Commitment Letter, irrespective of whether the Commitment Parties have advised or is advising you on other matters and you waive to the fullest extent of the law any claim for breach of fiduciary duty or alleged breach of fiduciary duty and agree that the Commitment Parties shall not have any liability (whether direct or indirect) to you in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of you, including your stockholders, employees or creditors, (b) the Commitment Parties, on the one hand, and you, on the other hand, have an arm’s-length business relationship that does not directly or indirectly give rise to, nor do you rely on, any advisory or fiduciary duty on the part of the Commitment Parties, (c) the Commitment Parties have been, are, and will be acting solely as a principal and, except as otherwise expressly agreed in writing by the relevant parties, have not been, are not, and will not be acting as an advisor, agent or fiduciary for you, any of your affiliates or any other person or entity, (d) you are capable of evaluating and understanding, and you understand and accept, the terms, risks and conditions of the transactions contemplated by this Commitment Letter and you have consulted with your own legal, tax, regulatory and financial advisors to the extent you have deemed appropriate and (e) you have been advised that the Commitment Parties are engaged in a broad range of transactions that may involve interests that differ from your interests and that the Commitment Parties have no obligation to disclose such interests and transactions to you by virtue of any fiduciary, advisory or agency relationship. In addition, the Commitment Parties may employ the services of their affiliates in providing certain services hereunder and may exchange with such affiliates information concerning you and other companies in your industry, and such affiliates shall be entitled to the benefits afforded to the Commitment Parties hereunder. You agree that you will not claim that the Commitment Parties have rendered advisory services of any nature or respect, or owe you a fiduciary or similar duty, in connection with the financing transaction contemplated by this Commitment Letter and the Fee Letter or the process leading thereto. You acknowledge and agree that we have not provided you with legal, tax, regulatory or accounting advice.

You further acknowledge that the Commitment Parties (and their affiliates) are full service securities firms engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, the Commitment Parties (and their affiliates) may provide investment banking and other financial services to, and/or acquire, hold or sell, for its own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of you, the Target and their respective affiliates and other companies with which you, the Target or their respective affiliates may have commercial or other relationships. With respect to any securities and/or financial instruments so held by the Commitment Parties or any of their customers, all rights in respect of such securities and financial instruments, including any voting rights, will be exercised by the holders of the rights, in its sole discretion.

Without limiting the rights of the Commitment Parties to syndicate the Term I Loans as provided herein, this Commitment Letter, the Fee Letter and the commitment hereunder shall not be assignable by any party hereto without the prior written consent of each other party hereto (and any attempted assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto (and Indemnified Persons), and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto (and Indemnified Persons). This Commitment Letter may not be amended or any provision hereof waived or modified except by an instrument in writing signed by the Commitment Parties and you. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile or other electronic transmission shall be effective as delivery of a manually executed counterpart hereof. This Commitment Letter and, together with the Fee Letter dated the date hereof, supersedes all prior understandings, whether written or oral, among us with respect to the Term I Loan and sets forth the entire understanding of the parties hereto with respect thereto. THIS COMMITMENT LETTER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK; PROVIDED, HOWEVER, THAT (A) THE INTERPRETATION OF THE DEFINITION OF COMPANY MATERIAL ADVERSE EFFECT (AS DEFINED IN EXHIBIT B HERETO) (AND WHETHER OR NOT A COMPANY MATERIAL ADVERSE EFFECT HAS OCCURRED), (B) THE DETERMINATION OF THE ACCURACY OF ANY REPRESENTATIONS CONTAINED IN THE MERGER AGREEMENT AND WHETHER AS A RESULT OF ANY INACCURACY OF ANY SUCH REPRESENTATIONS YOU HAVE (OR AN AFFILIATE OF YOURS HAS) THE RIGHT (TAKING INTO ACCOUNT ANY APPLICABLE CURE PROVISIONS) TO TERMINATE YOUR (OR ITS) OBLIGATIONS UNDER THE MERGER AGREEMENT AS A RESULT OF THE FAILURE OF SUCH REPRESENTATIONS TO BE ACCURATE OR THE RIGHT TO DECLINE TO CONSUMMATE THE ACQUISITION DUE TO THE FAILURE OF SUCH REPRESENTATIONS TO BE ACCURATE AND (C) THE DETERMINATION OF WHETHER THE ACQUISITION (INCLUDING THE MERGER CONTEMPLATED BY THE MERGER AGREEMENT) HAS BEEN CONSUMMATED IN ACCORDANCE WITH THE TERMS OF THE MERGER AGREEMENT SHALL, IN EACH CASE, BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO ANY CHOICE OR CONFLICT OF LAW PROVISION OR RULE (WHETHER OF THE STATE OF DELAWARE OR AY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF THE LAW OF ANY JURISDICTION OTHER THAN THOSE OF THE STATE OF DELAWARE.

EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM BROUGHT BY OR ON BEHALF OF ANY PARTY RELATED TO OR ARISING OUT OF THIS COMMITMENT LETTER, THE FEE LETTER OR THE PERFORMANCE OF SERVICES HEREUNDER OR THEREUNDER.

Each of the parties hereto hereby irrevocably and unconditionally (a) submits, for itself and its property, to the exclusive jurisdiction of any New York State court or federal court of the United States of America sitting in New York City, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Commitment Letter, the Fee Letter or the transactions contemplated hereby or thereby, or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State court or, to the extent permitted by law, in such federal court, and further agrees to not commence any such suit, action or proceeding other than in such New York State or, to the extent permitted by law, in such federal court, (b) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Commitment Letter, the Fee Letter or the transactions contemplated hereby or thereby in any New York State or in any such federal court and (c) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court. Each party hereto agrees that service of any process, summons, notice or document by registered mail addressed to such party shall be effective service of process for any suit, action or proceeding brought in any such court.

This Commitment Letter is delivered to you on the understanding that none of the Fee Letter and its terms or substance or this Commitment Letter and its terms or substance, or the activities of the Incremental Lender pursuant hereto or to the Fee Letter shall be disclosed, directly or indirectly, to any other person or entity (including other lenders, underwriters, placement agents, advisors or any similar persons) except (a) to your affiliates, members, partners, officers, directors, employees, attorneys, accountants and advisors on a confidential and need-to-know basis, (b) if the Commitment Parties consent to such proposed disclosure, (c) you may disclose the Term Sheet and the existence of the Commitment Letter to any rating agency in connection with the Transactions or (d) pursuant to the order of any court or administrative agency in any pending legal or administrative proceeding, or otherwise as required by applicable law or regulation or compulsory legal process or as requested by a governmental authority (in which case you agree to inform us promptly thereof to the extent lawfully permitted to do so); provided that you may disclose (i) this Commitment Letter and the contents hereof to the Target, and its officers, directors, employees, attorneys, accountants and advisors, on a confidential and need-to-know basis; (ii) the Fee Letter and the contents thereof, to the extent such letter has been redacted, in a manner reasonably satisfactory to the Lead Arranger (including in respect of the amount of fees payable thereunder and the economic terms of the “market flex” provisions unless the Lead Arranger otherwise agrees in writing), to the Target, and its officers, directors, employees, attorneys, accountants and advisors, on a confidential and need-to-know basis; (iii) the aggregate fee amounts contained in the Fee Letter as part of projections, pro forma information or a generic disclosure of aggregate sources and uses related to fee amounts related to the Transactions to the Target, and its officers, directors, employees, attorneys, accountants and advisors, on a confidential and need-to-know basis, or to the extent customary or required in offering and marketing materials for the Term I Loan or in any public filing relating to the Transactions; (iv) the Term Sheet and the other exhibits and annexes to this Commitment Letter in any syndication of the Term I Loan or other marketing efforts for debt to be used to finance the Transactions; and (v) this Commitment Letter and the contents hereof and the Fee Letter and the contents thereof to any prospective Additional Agent on a confidential basis.

The Commitment Parties and their affiliates will use all confidential information provided to them or such affiliates by or on behalf of you hereunder solely for the purpose of providing the services which are the subject of this Commitment Letter and shall treat confidentially all such information; provided that nothing herein shall prevent the Commitment Parties from disclosing any such information (a) pursuant to the order of any court or administrative agency or in any pending legal or administrative proceeding, or otherwise as required by applicable law or regulation or compulsory legal process or as requested by a governmental authority (in which case the Commitment Parties, to the extent permitted by law, agree to inform you promptly thereof, provided that no such notice shall be required in the case of routine audits), (b) upon the request or demand of any regulatory authority having jurisdiction over the Commitment Parties or any of their affiliates, (c) to the extent that such information becomes publicly available other than by reason of disclosure by the Commitment Parties or any of their affiliates in violation of this Commitment Letter, (d) to the extent that such information is received by the Commitment Parties from a third party that is not to the Commitment Parties’ knowledge subject to confidentiality obligations owed to you, Holdings, or Pinnacle Foods Inc., (e) to the extent that such information is independently developed by the Commitment Parties, (f) to the Commitment Parties’ affiliates and their employees, legal counsel, independent auditors and other experts or agents who need to know such information in connection with the Transactions and are informed of the confidential nature of such information, (g) to prospective Lenders, participants or assignees or any potential counterparty (or its advisors) to any swap or derivative transaction relating to the Borrower or any of its subsidiaries or any of their respective obligations, in each case, who agree to be bound by the terms of this paragraph (or language substantially similar to this paragraph), (h) for purposes of establishing a “due diligence” defense or (i) to ratings agencies in connection with the Transactions; provided that (i) the disclosure of any such information to any Lenders or prospective Lenders or participants or assignees or prospective participants or assignees referred to above shall be made subject to the acknowledgement and acceptance by such Lender or prospective Lender or assignee or participant or prospective assignee or participant that such information is being disseminated on a confidential basis (on substantially the terms set forth in this paragraph or as is otherwise reasonably acceptable to you and the Lead Arranger, including, without limitation, as agreed in any marketing materials for the Term I Loan) in accordance with the standard syndication processes of the Lead Arranger or customary market standards for dissemination of such type of information and (ii) no disclosure of such confidential information shall be made by the Lead Arranger to any Disqualified Lender. The Commitment Parties’ obligations under this paragraph shall automatically terminate upon the earlier of (a) one year from the date hereof and (b) the initial funding under the Incremental Amendment, at which time the confidentiality provisions in the Credit Agreement shall supersede this provision.

The indemnification, reimbursement, jurisdiction, venue, waiver of jury trial, confidentiality, syndication, no fiduciary duties, full service securities firm and governing law provisions contained herein and in the Fee Letter shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or the Incremental Lender’s commitment hereunder; provided that your obligations under this Commitment Letter (other than your obligations with respect to assistance and cooperation to be provided in connection with the syndication of the Term I Loan and with respect to confidentiality of the Commitment Letter and the Fee Letter and the contents thereof) shall automatically terminate and be superseded by the Credit Agreement upon the initial funding under the Incremental Amendment, and you shall be released from all liability in connection with your obligations under this Commitment Letter (other than your obligations with respect to assistance and cooperation to be provided in connection with the syndication of the Term I Loan and with respect to confidentiality of the Commitment Letter and the Fee Letter and the contents thereof) at such time.

We hereby notify you that pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “PATRIOT Act”), the Commitment Parties and each other Lender is required to obtain, verify and record information that identifies the Borrower and each Guarantor (as defined in the Credit Agreement), which information includes the name, address, tax identification number and other information regarding the Borrower and each Guarantor that will allow the Commitment Parties or such Lender to identify the Borrower and each Guarantor in accordance with the PATRIOT Act. This notice is given in accordance with the requirements of the PATRIOT Act and is effective as to the Commitment Parties and each Lender. You hereby acknowledge and agree that the Commitment Parties shall be permitted to share any or all such information with the Lenders.

If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms of this Commitment Letter and of the Fee Letter by returning to the Lead Arranger executed counterparts hereof and of the Fee Letter not later than 11:59 p.m., New York City time, on November 24, 2015. The Incremental Lender’s commitment hereunder and the Lead Arranger’s agreements contained herein will expire at such time in the event that the Lead Arranger has not received such executed counterparts in accordance with the immediately preceding sentence. In the event that the initial borrowing in respect of the Term I Loan does not occur on or before March 23, 2016 (or, if earlier, the date of termination of the Merger Agreement), then this Commitment Letter and the commitment and undertakings of the Commitment Parties hereunder shall automatically terminate unless the Lead Arranger shall, in its sole discretion, agree to an extension in writing.

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The Commitment Parties are pleased to have been given the opportunity to assist you in connection with the financing for the Acquisition.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By	/s/ Aashish Dhakad
Name: Aashish Dhakad
Title: Director

BANK OF AMERICA, N.A.

By	/s/ Aashish Dhakad
Name: Aashish Dhakad
Title: Director

[SIGNATURE PAGE TO COMMITMENT LETTER]

Accepted and agreed to as of the date first above written:

PINNACLE FOODS FINANCE LLC

By:	/s/ Craig Steeneck
Name: Craig Steeneck
Title: EVP & CFO

[SIGNATURE PAGE TO COMMITMENT LETTER]

CONFIDENTIAL	EXHIBIT A

Project Slope

Term I Loan

Summary of Principal Terms and Conditions

Borrower:	Pinnacle Foods Finance LLC (the “Borrower”).

Transactions:	In connection herewith it is intended that (a) the Borrower will directly or indirectly acquire (the “Acquisition”) all of the outstanding shares of common stock of Boulder Brands, Inc. “Target”), pursuant to the Merger Agreement (as defined in Exhibit B to the Commitment Letter) and (b) the Borrower will obtain the senior secured term loan facility described below under the caption “Term I Loan”. The transactions described in this paragraph, together with the transactions related thereto, are collectively referred to herein as the “Transactions”.

Administrative Agent:	Barclays Bank PLC will act as sole and exclusive administrative agent (in such capacity, the “Administrative Agent”) and sole collateral agent for a syndicate of banks, financial institutions and other institutional lenders reasonably acceptable to the Borrower and arranged by the Lead Arranger (together with the Incremental Lender, the “Lenders”), and will perform the duties customarily associated with such roles.

Sole Lead Arranger and Bookrunner:	Merrill Lynch, Pierce, Fenner & Smith will act as the sole lead arranger and bookrunner for the Term I Loan (the “Lead Arranger”) and will perform the duties customarily associated with such role.

Term I Loan:	A senior secured term loan (the “Term I Loan”) in an aggregate principal amount of up to $900.0 million less the amount of any debt securities or other financing incurred in lieu of all or any portion of the Term I Loan, or such lesser amount as is the maximum amount permitted pursuant to Section 2.14 of the Second Amended and Restated Credit Agreement, dated as of April 29, 2013 (as amended by that certain First Amendment to Second Amended and Restated Credit Agreement dated as of October 1, 2013, as further amended, restated, amended and restated or supplemented from time to time, the “Credit Agreement”), among the Borrower, Peak Finance Holdings LLC (“Holdings”) and Barclays Bank PLC, as Administrative Agent, Collateral Agent and Swing Line Lender. The Term I Loan will be structured as an Incremental Acquisition Loan that is an Incremental Term Loan (both as defined in the Credit Agreement).

Purpose:	The proceeds of the Term I Loan will be used by the Borrower, on the Incremental Facility Closing Date, solely to (i) pay the consideration for the Acquisition, (ii) repay amounts outstanding under the Target’s and its subsidiaries’ existing credit facilities and other third party debt for borrowed money of the Target and its subsidiaries and (iii) pay costs and expenses related to the Transactions.

Availability:	The Term I Loan will be available in a single drawing on the Incremental Facility Closing Date. Amounts borrowed in respect of the Term I Loan that are repaid or prepaid may not be reborrowed.

Interest Rates and Fees:	As set forth on Annex I hereto.

Default Rate:	As per the Credit Agreement.

Upfront Fees:	1.00% of the principal amount of the Term I Loans, payable on the Closing Date to each Lender out of the proceeds of its Term I Loan (the “Upfront Fee”).

Final Maturity and Amortization:	The Term I Loan will mature on the date that is the seventh anniversary of the Incremental Facility Closing Date (the “Term I Loan Maturity Date” and will amortize in equal quarterly installments in aggregate annual amounts equal to 1.00% of the original principal amount of the Term I Loan, with the balance payable on the Term I Loan Maturity Date.

Guarantees:	As per the Credit Agreement.

Security:	As provided in the Credit Agreement. The Term I Loan will be secured on a pari passu basis with the existing credit facilities under the Credit Agreement.

Mandatory Prepayments:	On the same basis provided for the Tranche H Term Loans.

Voluntary Prepayments:	On the same basis provided for the Tranche H Term Loans and with respect to all or any portion of the Term I Loans, a prepayment premium of 1.00% shall apply to any principal amount of the Term I Loans subject to a Repricing Event (as defined below) during the period from the Incremental Facility Closing Date until and including the six month anniversary thereof.

As used above, to the extent reasonably acceptable to the Administrative Agent under the Credit Agreement, “Repricing Event” means the refinancing or repricing by the Borrower of all or any portion of the Term I Loan the primary purpose of which is to reduce the All-in-Yield (as defined in the Credit Agreement) applicable to the Term I Loan (x) with the proceeds of any secured term loans incurred by the Borrower or any Restricted Subsidiary (as defined in the Credit Agreement) or (y) in connection with any amendment to the Credit Agreement (i) in either case, having or resulting in an effective interest rate as of the date of such refinancing or repricing (and not by virtue of any fluctuation in any “base” rate) less than the effective interest rate then applicable to the Term I Loan as of the date of such refinancing or repricing and (ii) in the case of a refinancing of the Term I Loan, the proceeds of which are used to repay, in whole or in part, the principal amount outstanding under the Term I Loan, but excluding, in any case, any refinancing or repricing of the Term I Loan in connection with any “change of control” transaction.

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Incremental Term Loans:	As per the Credit Agreement.

Representations and Warranties:	As per the Credit Agreement.

Conditions Precedent to Borrowing:	Subject to the Incremental Facility Closing Date Conditions Provisions, the initial borrowing of the Term I Loan will be subject only to the applicable conditions precedent set forth in Exhibit B to the Commitment Letter.

Affirmative Covenants:	As per the Credit Agreement.

Negative Covenants:	As per the Credit Agreement.

Financial Covenants:	As per the Credit Agreement

Unrestricted Subsidiaries:	As per the Credit Agreement.

Events of Default:	As per the Credit Agreement.

Voting:	As per the Credit Agreement.

Cost and Yield Protection:	As per the Credit Agreement

Assignments and Participations:	As per the Credit Agreement.

Expenses and Indemnification:	As per the Credit Agreement.

Certain Documentation Matters:	The Term I Loans shall be Incremental Term Loans (as defined in the Credit Agreement) and will be effected pursuant to an Incremental Amendment (as defined in the Credit Agreement) pursuant to, and in accordance with the requirements of, Section 2.14 of the Credit Agreement, and in form and substance substantially based on the incremental amendment that was executed in connection with the establishment of the Tranche H Term Loans and otherwise negotiated in good faith (the “Tranche I Incremental Amendment”).

Governing Law and Forum:	New York.

Counsel to the Lead Arranger and Bookrunner:	Latham & Watkins LLP.

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ANNEX I to

EXHIBIT A

Interest Rates:	At the option of the Borrower, the Eurocurrency Rate (as defined in the Credit Agreement) plus 3.50%, which Eurocurrency Rate (as defined in the Credit Agreement) shall be subject to a floor of 0.75% (the “LIBOR Floor”) or the Base Rate (as defined in the Credit Agreement) plus 2.50%, which Base Rate (as defined in the Credit Agreement) shall be subject to a floor of 1.75%.

The Borrower may elect interest periods for Eurocurrency Rate Loans (as defined in the Credit Agreement) as per the Credit Agreement.

Calculation of interest shall be as per the Credit Agreement.

Interest shall be payable as per the Credit Agreement.

EXHIBIT B

Project Slope Term I Loan Summary of Additional Conditions Precedent

Subject to the Incremental Facility Closing Date Conditions Provisions, the initial borrowing of the Term I Loan shall be subject to the following additional conditions precedent:

1. The terms and conditions set forth in Section 2.14 and Section 4.02 of the Credit Agreement shall have been satisfied (it being understood that any and all references to Closing Date, Transactions, Loan Parties, Subsidiaries and Loan Documents in the representations and warranties set forth in Sections 5.01(a), 5.02, 5.13, 5.16 and 5.18 of the Credit Agreement that are deemed made pursuant to such Sections 2.14 and 4.02 (but no other such representations and warranties) shall be deemed to be references to the Incremental Facility Closing Date, the Transactions as defined herein, and Loan Parties, Subsidiaries and Loan Documents on a pro forma basis giving effect to the Transactions; provided that, with respect to Section 5.01(a), Subsidiaries shall be deemed to refer solely to (a) Holdings and its subsidiaries on the Incremental Facility Closing Date and (b) the Target and those subsidiaries of the Target that are required to become Loan Parties pursuant to the terms of the Credit Agreement). The Credit Agreement shall not be amended or waived on or after the date of this Commitment Letter without the prior written consent of the Lead Arranger.

2. The Acquisition (including the merger contemplated by the Merger Agreement (defined below)) shall have been consummated, or shall be consummated substantially simultaneously with the initial borrowing of the Term I Loan, in accordance with the terms of the Agreement and Plan of Merger, dated as of November 24, 2015 (together with the schedules and exhibits thereto and as may be amended, modified, supplemented or waived from time to time in accordance with this paragraph 2, the “Merger Agreement”), between an affiliate of Borrower as Parent, a wholly owned subsidiary of Borrower as Merger Sub, and the Target. The Merger Agreement shall not have been amended, waived or otherwise modified in any material respect by the Borrower, nor shall the Borrower have given a material consent thereunder, in any case in a manner materially adverse to the Lenders (in their capacity as such) without the consent of the Lead Arranger, such consent not to be unreasonably withheld, conditioned or delayed; provided that (a) any reduction in the purchase price for the Acquisition shall not be deemed to be materially adverse to the Lenders to the extent that 100% of any such reduction shall be applied to reduce the amount of commitments in respect of the Term I Loan, (b) any increase in purchase price for the Acquisition shall not be deemed to be materially adverse to Lenders and (c) any waivers, modifications or amendments to, or in respect of, the definition of Company Material Adverse Effect shall be deemed materially adverse to the interests of the Lenders.

3 Since the date of the Merger Agreement, there shall not have occurred a Company Material Adverse Effect (as defined in the Merger Agreement). The Specified Merger Agreement Representations shall be accurate in all material respects on the Incremental Facility Closing Date.

4. The Lead Arranger shall have received a customary legal opinion, corporate documents and certificates (including a certificate from the chief financial officer of the Borrower with respect to the solvency (on a consolidated basis) of the Borrower and its subsidiaries after giving pro forma effect to the Acquisition), such opinion, documents and certificates (including, without limitation, such solvency certificate) in form and substance substantially identical to those delivered in connection with the closing of the Tranche H Incremental Amendment.

5. All fees required to be paid on the Incremental Facility Closing Date pursuant to the Fee Letter and reasonable out-of-pocket expenses required to be paid on the Incremental Facility Closing Date pursuant to the Commitment Letter and the Credit Agreement, to the extent invoiced at least two business days prior to the Incremental Facility Closing Date, shall, upon the initial borrowing of the Term I Loan, have been paid (which amounts may be offset against the proceeds of the Term I Loan).

6. The Lead Arranger shall have received reasonably satisfactory evidence that all amounts outstanding under the Target’s and its subsidiaries’ existing credit facilities and other third party debt for borrowed money of the Target and its subsidiaries shall have been repaid in full or will be repaid in full substantially concurrently with the borrowing of the Term I Loan on the Incremental Facility Closing Date and all commitments, guarantees and security interests in respect of such existing credit facilities and other debt shall have been terminated or will be terminated upon such concurrent repayment, other than (i) certain indebtedness that the Incremental Lender and the Borrower reasonably agree may remain outstanding after the Incremental Facility Closing Date and (ii) ordinary course capital leases, purchase money indebtedness, deferred purchase price obligations, equipment financings and other ordinary course working capital facilities.

7. The Lead Arranger shall have received, not later than 10 consecutive business days prior to the Incremental Facility Closing Date, such information as is customarily delivered by a borrower for the preparation of a customary confidential information memorandum for term loan financings (the “Required Bank Information”) and (b) the Lead Arranger shall have been afforded a period of at least 10 consecutive business days (provided that such 10 consecutive business day period shall either end prior to December 18, 2015 or commence on or after January 4, 2016 and shall exclude November 25, 2015 through November, 27, 2015, January 18, 2016 and February 15, 2016) upon receipt of the Confidential Information Memorandum to attempt to syndicate the Term I Loan (the “Bank Marketing Period”). It is hereby agreed that the Borrower may notify the Lead Arranger in writing that the Borrower reasonably believes that it has delivered the Required Bank Information for the commencement of the Bank Marketing Period and that such Bank Marketing Period has therefore commenced, and any such delivery of written notice shall be deemed to be conclusive evidence of the commencement of the Bank Marketing Period unless the Lead Arranger in good faith reasonably believes that the Borrower has not completed delivery of the Required Bank Information and objects in writing (stating with specificity the Required Bank Information that has not been delivered) within three (3) business days of receipt of such notice.

8. The Lead Arranger shall have received at least 3 business days prior to the Incremental Facility Closing Date all documentation and other information required by regulatory authorities with respect to the Borrower under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the PATRIOT Act, that has been reasonably requested by the Lead Arranger in writing at least 10 business days in advance of the Incremental Facility Closing Date.

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